SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia Press Release dated April 1, 2006 and titled: Class action against Nokia dismissed in its entirety

PRESS RELEASE

April 1, 2006

Class action against Nokia dismissed in its entirety

US judge denies plaintiffs the opportunity to file a second or amended complaint

New York, NY, USA – On March 31, 2006, Judge Kenneth M. Karas of the United States District Court for the Southern District of New York granted Nokia Corporation’s Motion to Dismiss all claims made in the class action securities litigation filed against Nokia Corporation and several of its executives in April 2004.

Judge Karas dismissed with prejudice each and every claim against Nokia Corporation and the individual defendants.

In a 77-page opinion, Judge Karas carefully reviewed each of the plaintiffs’ allegations and found none of them to be substantiated by fact. By dismissing the claims with prejudice, Judge Karas has denied the plaintiffs the opportunity to raise them again. In addition, he has denied the plaintiffs the right to file an amended complaint, finding that continued pursuit of the case would be futile.

Nokia is very pleased with the decision, as the company has not at any stage of the case believed there to be any merit to the plaintiffs’ allegations. The judge’s decision clearly affirms this belief.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34495 or +358 7180 34900

Email: press.office@nokia.com

Investor Enquiries:

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2006		Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel